UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hoku Corporation

File No. 0-51458 - CF#24660

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Hoku Corporation (formerly Hoku Scientific, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 5, 2010, as amended.

Based on representations by Hoku Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.115	through December 31, 2014
Exhibit 10.116	through May 13, 2018
Exhibit 10.117	through February 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief